Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021

U.S. DOLLARS IN THOUSANDS

(Except share and per share data and exercise prices)

(UNAUDITED)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021

U.S. DOLLARS IN THOUSANDS

(Except share and per share data and exercise prices)

(UNAUDITED)

INDEX

Page

Interim Condensed Consolidated Balance Sheets	2

Interim Condensed Consolidated Statements of Comprehensive Loss	3

Interim Condensed Statements of Changes in Shareholders’ Equity	4-5

Interim Condensed Consolidated Statements of Cash Flows	6-7

Notes to Interim Condensed Consolidated Financial Statements	8-9

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

(Except share data)

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
ASSETS

Current Assets:
Cash and cash equivalents	$23,750	$38,772
Restricted cash	133	-
Short-term deposits	28,462	5,166
Marketable equity securities	11	42
Other receivables	524	401
Total current assets	52,880	44,381

Non-current Assets:
Operating lease right of use asset	1,916	1,104
Investment in equity securities	4,011	4,011
Fixed assets, net	408	427
Total Non-current assets	6,335	5,542

Total assets	$59,215	$49,923

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Trade payables	$220	$391
Operating lease liability	416	427
Other accounts payable	1,689	1,207
Total current liabilities	2,325	2,025

Operating Lease Liability	1,547	853

Total liabilities	$3,872	$2,878

Shareholders’ Equity:
Ordinary shares, no par value; Authorized 1,000,000,000 shares; Issued and outstanding: 322,508,606 and 312,760,305 shares as of June 30, 2021, and December 31, 2020 respectively	-	-
Additional paid-in-capital	127,492	111,739
Accumulated deficit	(72,293)	(64,768)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	55,199	46,971
Non-controlling interest	144	74
Total equity	55,343	47,045

Total liabilities and shareholders’ equity	$59,215	$49,923

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands

(Except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2021	2020	2021	2020
	Unaudited		Unaudited

Operating expenses:

Research and development, net	$(5,095)	$(4,217)	$(2,436)	$(1,876)
Marketing and sales	(985)	(666)	(489)	(233)
General and administrative	(2,018)	(1,294)	(812)	(634)

Operating loss	(8,098)	(6,177)	(3,737)	(2,743)

Equity in net loss of an affiliated company	-	(1,344)	-	(598)

Financing income, net	573	141	574	10

Net loss	$(7,525)	$(7,380)	$(3,163)	$(3,331)

Basic and diluted net loss per share from continuing operations	$(0.02)	$(0.04)	$(0.01)	$(0.02)
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	320,082,947	177,349,786	322,333,344	199,973,047

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands

(Except share data)

	Ordinary Shares		Additional paid-in	Accumulated	Total Foresight Autonomous Holdings Ltd. Shareholders’	Non-controlling	Total shareholders’
	Number	Amount	capital	deficit	equity	interest	equity

Balance as of January 1, 2020	154,649,602	--	$65,681	$(49,393)	$16,288	--	$16,288

Issuance of ordinary shares	156,847,640	--	44,707	--	44,707	--	44,707
Exercise of options	688,063	--	263	--	263	--	263
Share-based payment	575,000	--	1,088	--	1,088	74	1,162
Loss for the year	--	--	—	(15,375)	(15,375)	--	(15,375)

Balance as of December 31, 2020	312,760,305	--	111,739	(64,768)	46,971	74	47,045

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands

(Except share data)

	Ordinary Shares		Additional paid-in	Accumulated	Total Foresight Autonomous Holdings Ltd. Shareholders’	Non-controlling	Total shareholders’
	Number	Amount	capital	deficit	equity	interest	equity

Balance as of January 1, 2021	312,760,305	--	111,739	(64,768)	46,971	74	47,045

Issuance of ordinary shares	6,891,720	--	13,508	--	13,508	--	13,508
Exercise of options and warrants	2,756,581	--	652	--	652	--	652
Share-based payment	100,000	--	1,593	--	1,593	70	1,663
Net loss	--	--	--	(7,525)	(7,525)	--	(7,525)

Balance as of June 30, 2021	322,508,606	--	127,492	(72,293)	55,199	144	55,343

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2021	2020	2021	2020

Cash flows from operating activities:

Net loss for the period	$(7,525)	$(7,380)	$(3,163)	$(3,331)

Adjustments to reconcile loss to net cash used in operating activities	1,761	1,603	(808)	803
Total net cash used in operating activities	$(5,764)	$(5,777)	$(3,971)	$(2,528)

Cash flows from investing activities:

Changes in short-term deposits	(23,296)	(1,896)	(3,343)	(2,892)
Proceed from sales of marketable securities	-	68	-	68
Purchase of fixed assets	(61)	(9)	(42)	(3)
Total net cash used in investing activities	$(23,357)	$(1,837)	$(3,385)	$(2,827)

Cash flows from financing activities:

Issuance of ordinary shares, net of issuance expenses	13,508	13,082	-	13,082
Proceeds from exercise of warrants	595	-	-	-
Proceeds from exercise of options	57	-	-	-
Total net cash provided by financing activities	$14,160	$13,082	$-	$13,082

Effect of exchange rate changes on cash and cash equivalents	72	17	(126)	1

Increase (decrease) in cash, cash equivalents and restricted cash	(14,889)	5,485	(7,482)	7,728
Cash, cash equivalents and restricted cash at the beginning of the period	$38,772	$4,827	$31,365	$2,584

Cash, cash equivalents and restricted cash at end of the period	$23,883	$10,312	$23,883	$10,312

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2021	2020	2021	2020

Adjustments to reconcile net loss to net cash used in operating activities:

Share-based payment	1,663	350	502	195
Depreciation	80	131	36	65
Equity in loss of an affiliated company	--	1,344	--	598
Revaluation of marketable securities	31	(59)	4	(16)
Exchange rate changes on cash and cash equivalents	(72)	(17)	126	(1)

Changes in assets and liabilities:
Decrease (increase) in other receivables	(123)	302	(52)	41
Increase (decrease) in trade payables	(171)	(404)	53	(71)
Change in operating lease liability	(122)	(17)	43	31
Increase (decrease) in other accounts payable	475	(27)	(1,520)	(39)
Adjustments to reconcile loss to net cash used in operating activities	$1,761	$1,603	$(808)	$803

Supplemental cash flow information

	Six months ended		Three months ended
	June 30,		June 30,
	2021	2020	2021	2020
Non-cash activities
Accrued issuance expenses	--	153	--	153

Operating leases
Cash payments for operating leases	$219	$221	$111	$110
New operating lease assets obtained in exchange for operating lease liabilities	$972	$64	$--	$33

FORESIGHT AUTONOMOUS HOLDINGS LTD.

U.S. dollars in thousands

(Except share and per share data and exercise prices)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

NOTE 1 - GENERAL

A.	Reporting Entity

Foresight Autonomous Holdings Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 7 Golda Meir St., Ness Ziona, Israel. The unaudited condensed consolidated interim financial statements of the Company as of June 30, 2021, comprise the Company and its fully owned subsidiaries in Israel (together referred to as the “Group”). The Company, through of its subsidiary, Foresight Automotive Ltd. (“Foresight Automotive”), is a technology company developing smart multi-spectral vision software solutions including modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. In addition, the Company, through of its subsidiary, Eye-Net Mobile Ltd. (“Eye-Net Mobile”), is also engaged in the development of a cellular-based solution suite that provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence (“AI”) technology. The ordinary shares of the Company, no par value each (the “Ordinary Shares”), are registered for trade on the Tel Aviv Stock Exchange Ltd. In addition, since June 15, 2017, the Company has American Depository Shares (“ADSs”) registered with the U.S. Securities and Exchange Commission. The ADSs are listed on The Nasdaq Capital Market; the ratio of the Company’s Ordinary Shares to ADSs is 5:1.

B.	The Group’s activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize its technology before competitors develop similar technology. In addition, the Group is subject to risks from, among other things, competition associated within the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

C.	In early 2020, the World Health Organization declared the rapidly spreading coronavirus disease (COVID-19) outbreak a pandemic. This pandemic has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. The Company considered the impact of COVID-19 on its operations and determined that there were no material adverse impacts on the Company’s results of operations and financial position as of June 30, 2021. These estimates may change, as new events occur and additional information is obtained.

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A.	Unaudited Interim Financial Statements

The accompanying unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of the management, all adjustments considered necessary for a fair presentation have been included (consisting only of normal recurring adjustments except as otherwise discussed). For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

The results of operation for the three and six months ended June 30, 2021, are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

B.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements.

C.	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

U.S. dollars in thousands

(Except share and per share data and exercise prices)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

NOTE 3  - MATERIAL EVENTS IN THE REPORTING PERIOD

A.	On January 22, 2021, the Company entered into an At the Market Sales Agreement, (the “Sales Agreement”) pursuant to which the Company may sell ADSs up to a total amount of $60,000 from time to time. As of March 25, 2021, the Company issued a total of 1,378,344 ADSs (6,891,720 Ordinary Shares) at a weighted average price of $10.137 per ADS. After deducting closing costs and fees, as of June 30, 2021, the Company received net proceeds of $13,508, net of issuance expense.

B.	On January 18, 2021, the Company’s Board of Directors approved an extension of all the options previously granted under the Company’s 2016 Equity Incentive Plan to seven years from the grant date instead of three years from the vesting date. The Company recognized the incremental compensation cost attributable to vested options at the amount of $387, as stock compensation expenses for the six months ended June 30, 2021. The remaining incremental compensation cost at the amount of $137 will be expensed over the remaining vesting period.

On March 8, 2021, the Company’s shareholders at an extraordinary general meeting approved an extension of the options already granted to three members of the Board of Directors, the Chief Executive Officer, Vice President of Human Resources, and to one of its service providers, under the Company’s 2016 Equity Incentive Plan, to seven years from the grant date instead of three years from the vesting date. The Company recognized the incremental compensation cost attributable to vested options at the amount of $416, as stock compensation expenses for the six months ended June 30, 2021. The incremental compensation cost at the amount of $85, will be expensed over the remaining vesting period.

C.	On February 25, 2021, the Company issued options to purchase 1,105,000 Ordinary Shares to its employees at an exercise price ranging between NIS 1.33 ($0.41) to NIS 5.93 ($1.81) (an average of approximately $1.41 per share at the grant date). The options shall vest over a period of three years until fully vested. The Company recorded in its statement of comprehensive loss a total expense of $182 in respect of those grants.

On March 25, 2021, and on June 3, 2021, the Company issued options to purchase 350,000 Ordinary Shares to its employees at an exercise price of NIS 4.75 (approximately $1.44 per share at the grant date). The options shall vest over a period of three years until fully vested. The Company recorded in its statement of comprehensive loss a total expense of $49 in respect of those grants.

D.	On January 18, 2021, and on March 25, 2021, the Company granted options to several service providers to purchase a total of 500,000 Ordinary Shares at an exercise price ranging between NIS 2.9 ($0.90) to NIS 4.75 ($1.44) (an average of approximately $1.43 per share at the grant date). The options shall vest over a period of three years until fully vested.

E.	On May 23, 2021, the Company issued 100,000 Ordinary shares to a service provider. The Company recorded in its statement of comprehensive loss a total expense of $79 in respect of such grant.

F.	On March 31, 2021, the Company exercised its option to extend its office lease period of three years, ending March 31, 2024, and received an additional option to extend its office lease, at the same monthly fee, for an additional three years ending March 31, 2027. As a result, the Company modified its Right of Use asset and the Operating lease liability by the amounts of $972.